Anil Dhirubhai Ambani Group

07025595

RECEIVED

2007 JUL 30 A 11:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

July 24, 2007

Exemption No : 82- 35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs,

Sub: Outcome of the 78th Annual General Meeting held on July 10, 2007

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	Particulars
1.	Letters dated July 10, 2007 on the resolutions approved by the members of the company at the Annual General Meeting held on July 10, 2007.

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl: As above

Copy to: Yusuf Safdari
Greenberg Traurig, LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

PROCESSED
AUG 01 2007
THOMSON
FINANCIAL

dw 7/31

Anil Dhirubhai Ambani Group

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

July 10, 2007

National Stock Exchange of India Ltd.
Exchange Plaza, C-1,Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Telephone: 2659 8235/36, 2659 8100/14
Facsimile: 2659 8237/38
email: cmlist@nse.co.in

Dear Sirs,

Sub: **Outcome of the 78th Annual General Meeting held on July 10, 2007**

We wish to inform you that the Members of the Company at the 78th Annual General Meeting held on July 10, 2007, have duly approved the following businesses as specified in the notice convening the meeting.

1. Adoption of audited Balance Sheet as at March 31, 2007, Profit and Loss Account for the period ended on that date and the Reports of the Board of Directors' and Auditors' thereon.

2. Declaration of dividend @ 53% i.e. Rs. 5.30 per equity share of Rs. 10 each for the financial year 2006-07 to those members whose name appeared in the Register of Members on the date of book closure.

3. Re-appointment of Shri Satish Seth and Shri V R Galkar, directors retired by rotation.

4. Appointment of M/s. Price Waterhouse, Chartered Accountants and M/s. Chaturvedi & Shah, Chartered Accountants , as the joint auditors of the company to hold office from the conclusion of this Annual General Meeting until the conclusion of next Annual General Meeting, at a remuneration to be decided by the Board of Directors.

5. Revision in remunerations of Shri S C Gupta, Director (Operations) and Shri J P Chalasani, Director (Business Development) of the company

6. Appointment of Shri Lalit Jalan as a Director and Whole-time Director of the company.

We would request you to kindly bring the aforesaid information to the notice of your members.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

END